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Alan F. Denenberg

Davis Polk & Wardwell LLP	650 752 2004 tel
1600 El Camino Real	650 752 3604 fax
Menlo Park, CA 94025	alan.denenberg@davispolk.com

August 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford Russell Mancuso Tara Harkins Jay Webb

Re:	Penumbra, Inc.

Registration Statement on Form S-1

CIK No. 0001321732

Ladies and Gentlemen:

We are submitting this letter on behalf of Penumbra, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 12, 2015 (the “Comment Letter”) relating to amendment no. 2 to the draft registration statement on Form S-1 of the Company, confidentially submitted on July 29, 2015 (the “Draft Registration Statement”). The Company is concurrently filing the Registration Statement (the “Revised Registration Statement”), including changes in response to the Staff’s comments.

For ease of review, we have set forth below in italics each of the comments numbered 1 through 8, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Registration Statement.

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2	August 14, 2015

Overview, page 1

1.	We note your response to prior comment 1 that you are not aware of any study stating, and you have no basis to believe, that your products are less cost effective than alternatives. Please tell us how that response reflects the first table in the ADAPT FAST study and the last page of the PRISM study results.

RESPONSE: In regards to the ADAPT FAST study, the Company first provides a note of clarification. It appears that the Staff is asking for information about the first table in the study by Turk, Turner, et al. (2014) Comparison of endovascular treatment approaches for acute ischemic stroke: cost effectiveness technical success, and clinical outcomes, J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2014-011282 (the “Turk, Turner Study”), which is a different study than the ADAPT FAST study discussed in Turk, Frei D, Fiorella D, et al. (2014) ADAPT FAST study: a direct aspiration first pass technique for stroke thrombectomy. J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2014-011125. Although both studies include Dr. Turk as an author, the aim of the Turk, Turner Study was to “compare the cost and efficacy of current endovascular stroke therapies,” and this study was referenced on page 2 of the Company’s July 10, 2015 letter submitting the Company’s response to the first Comment Letter to address the Staff’s request for support for the statement in the Draft Registration Statement related to cost savings. The Turk, Turner Study was also provided to the Staff at the same time under separate cover, along with the other studies related to cost-effectiveness. The ADAPT FAST study is referenced in the Draft Registration Statement and reports procedural and clinical data from cases using the ADAPT technique but does not address cost-effectiveness.

The first table in the Turk, Turner Study compares costs using “ADAPT”, “Penumbra” or “SRLA” and shows the lowest costs for ADAPT. The ADAPT (A Direct Aspiration first Pass Technique) thrombectomy method discussed in the Turk, Turner Study used the Company’s later generation trackable large-bore aspiration catheters – Penumbra System 5MAX and ACE aspiration catheters –as the primary method of revascularization. As the table shows, this method was less costly than using “Penumbra,” which refers to the original, first generation Penumbra aspiration system catheters with separators. The first generation Penumbra System required the use of separators, which added to the procedure cost. The larger lumen of the later generation 5MAX and ACE aspiration catheters eliminates the need for a separator in most cases, resulting in lower cost. As the table shows, ADAPT was also less costly than “SRLA,” which refers to the use of stent retrievers as the primary method of revascularization. The Turk, Turner Study reports: “In conclusion, for the treatment of patients with acute stroke, the use of the ADAPT technique was the most cost-effective method to achieve very high recanalization rates and low complication rates.” As the ADAPT technique is based on the use of Penumbra’s large-bore aspiration catheters, the first table in the Turk, Turner Study supports the cost-effectiveness of Penumbra’s current ischemic stroke products.

In regards to the PRISM interim study results, the last page of the presentation of study results notes that while costs need to be analyzed further, the Indigo System appears to reduce costs by 36-77% compared to lytic or other pharmaco-mechanical therapies. The detailed cost analysis supporting this conclusion is included on Slide 21 of the results. As noted in the slides, these initial results were based on data to-date for 38 patients enrolled (out of a total of 100). We are not aware that any results have been released beyond these initial 38 patients.

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The Company has revised its disclosure on pages 1, 48, 65 and 87 of the Revised Registration Statement regarding the PRISM study to reflect that these were initial results.

We are subject to periodic inspections by the FDA…page 24

2.	If you have received a notice of inspectional observations or deficiencies, please revise the last sentence of this risk factor caption to clarify. Also, if the FDA could take action without a subsequent inspection, please revise the third sentence of the last paragraph of this risk factor to remove any implication that such action is contingent on a subsequent investigation.

RESPONSE: The Company has revised the risk factor caption on page 24 of the Revised Registration Statement to indicate that it has received notices of inspectional observations and has revised the third sentence of the last paragraph of this risk factor on page 25 of the Revised Registration Statement to remove any implication that FDA action is contingent on subsequent investigation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

3.	We will continue to evaluate your responses to prior comment 2 and 3 when you provide the disclosure mentioned in those responses.

RESPONSE: The Company intends to address prior comment 2 and 3 in a subsequent amendment to the Revised Registration Statement.

Business, page 63

4.	We note your response to prior comment 6. Please revise your prospectus disclosure to make clear the significance and limitations of “initial” PRISM study results. Likewise, please ensure that any limitations on the other studies that you disclose are clear so that investors have sufficient information to evaluate the significance of the data presented; for example, if your table on page 76 compares data that is statistically significant with data whose statistical significance was not assessed, ensure that the relevance of that distinction in clear from your disclosure.

RESPONSE: The Company has revised its disclosures on pages 1, 48, 65 and 87 of the Revised Registration Statement regarding the PRISM study to reflect that these were initial results. In addition, the Company has revised its disclosure in the Revised Registration Statement that precedes the table on page 79.

5.	We note your response to prior comment 6 that you are not aware of any study that reveals any negative results or limitations of your products or results from competitive products that are similar to or better than the results of your products disclosed in your prospectus. Please tell us how that response reflects the “traditional Penumbra System” results from the ADAPT FAST study.

RESPONSE: The Company refers to its response to Comment No. 1 above. As in Comment No. 1, the Company believes that the Staff is referring to the Turk, Turner Study in this comment, rather than

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the ADAPT FAST Study, as the Turk, Turner Study compared several thrombectomy techniques including ADAPT and the original Penumbra System. As detailed in Comment No. 1 above, ADAPT refers to the thrombectomy technique using the Company’s later generation large-bore aspiration catheters as the primary method of revascularization, and the Turk, Turner Study supports the cost-effectiveness of ADAPT (as compared to the original Penumbra System and to stent retrievers). In addition, the Turk, Turner Study also reports that cases using the ADAPT technique had statistically significant higher rates of technical success (measured by TICI scores of 2b/3 and TICI scores of 3) and statically significant lower time required to revascularization when compared to the original Penumbra System and stent retrievers. Only a small portion of the sales of our Penumbra System are of the original Penumbra System. Therefore, the Turk, Turner Study supports the evolution in performance of Penumbra’s stroke products and does not reveal “any negative results or limitations” of the Company’s current generations of ischemic stroke products.

Sales and Marketing, page 85

6.	From your response to prior comment 7, it appears that the Indigo system has not been cleared for sale in any of your major markets. If so, please tell us where the launch of that product mentioned on page 50 occurred.

RESPONSE: When it revised this paragraph for the previous submission, the Company inadvertently omitted Indigo from the list of products cleared in the United States and the EU. The disclosure on page 88 of the Revised Registration Statement has been revised to include peripheral thrombectomy products.

7.	Please clarify your disclosure that your Coil 400 is used for peripheral embolization in Japan. Do you mean that the product is being used in a manner that has not been approved?

RESPONSE: The Company advises the Staff that Coil 400 has been approved for peripheral embolization in Japan. The Company has revised its disclosure on page 88 of the Revised Registration Statement to clarify this point.

Underwriting, page 122

8.	We note your response to prior comment 8. Although your prospectus need not specifically identify Perella Weinberg as an underwriter in this instance, your prospectus should not affirmatively disclaim underwriter status. Please revise your disclosure accordingly. Also, please more fully describe in your prospectus the services provided or to be provided by Perella Weinberg. File the related agreement as an exhibit to your registration statement, and tell us about any other relationships Perella Weinberg has or had with the registrant.

RESPONSE: The Company has revised its disclosure on pages 126 and 127 of the Revised Registration Statement. The Company advises the Staff that funds affiliated with employees of Perella Weinberg Partners (“PWP”) acquired 243,561 shares of the Company’s Series F preferred stock in May 2014 on the same terms as other investors for an aggregate purchase price of $3,215,005.20. In addition, PWP acted as financial advisor to the Company in connection with the Series F preferred stock financing and received a fee of $2.5 million for those services. Apart from such investment and its role as financial advisor in connection with the Series F financing and the Company’s initial public offering, PWP has or had no other relationships with the Company.

5	August 14, 2015

The Company submits that filing the engagement letter with PWP is neither required by Form S-1 or the regulations under the Securities Act of 1933, nor is it customary to file engagement letters. Furthermore, the engagement letter is not material to the Company and the principal terms, namely the fee and list of services provided by PWP, are now described in the prospectus. Accordingly, the Company does not believe it should be required to file the engagement letter with PWP.

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6	August 14, 2015

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the registration statement relating to this offering:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:	Adam Elsesser (Penumbra, Inc.)

Sri Kosaraju (Penumbra, Inc.)

Bob Evans (Penumbra, Inc.)

Johanna Roberts (Penumbra, Inc.)

Rezwan D. Pavri (Goodwin Procter LLP)